As Filed with the Securities and Exchange Commission on September 12, 2007
                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT

                                      under

                           THE SECURITIES ACT OF 1933

                         For American Depositary Shares

                                   ----------

                              IRONBARK GOLD LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                    AUSTRALIA
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
  (Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466
                          [x] immediately upon filing
                             [ ] on (Date) at (Time)

 If a separate statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                       Proposed maximum        Proposed maximum      Amount of
        Title of each class of                       Amount           Aggregate price per         aggregate         registration
     Securities to be registered                to be registered          unit (1)             offering price (1)       fee
--------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each American           50 million               $.05                  $2,500,000          $76.75
Depositary Share representing ordinary shares       American
of Ironbark Gold Limited.                          Depositary
                                                     Shares
================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph  (11)
                  inspect the transfer  books of the
                  Depositary and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (13), (18) and (22)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
2(a)     Public reports furnished by                        Paragraph (11)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of September 12, 2007, among Ironbark Gold Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Shares ("ADSs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      [(5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADS at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 12, 2007.

                                                   By: THE BANK OF NEW YORK,
                                                         as Depositary

                                                   By: /s/ Keith G. Galfo
                                                       ---------------------
                                                       Name: Keith G. Galfo
                                                       Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Ironbark Gold Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Australia on September 12, 2007.

                                    IRONBARK GOLD LIMITED

                                By: /s/ Jonathan Charles Donnes
                                    --------------------------------------------
                                    Name: Jonathan Charles Donnes
                                    Title: Executive Managing Director/Principal
                                           Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on August 30, 2007.

Name                              Title
----                              -----

/s/ Jonathan Charles Donnes
---------------------------
Jonathan Charles Donnes           Executive Managing Director/Principal
                                  Executive Officer

/s/ Adrian Paul Byas
---------------------------
Adrian Paul Byas                  Principal Financial Officer/Principal
                                  Accounting Officer

/s/ Peter Duncombe Bennetto
---------------------------
Peter Duncombe Bennetto           Non Executive Chairman

/s/ George Clyde Campbell
---------------------------
George Clyde Campbell             Non Executive Director

/s/ Vincent Hyde
---------------------------
Vincent Hyde                      Non Executive Director

/s / Donald Puglisi
---------------------------
Donald Puglisi                    Authorized Representative in the United States

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(1) Form of Deposit Agreement, dated as of September 12, 2007, among the Issuer, the Depositary and each Owner and holder from time to time of ADSs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to (4) the legality of the securities being registered.

(5)         Certification under Rule 466.